UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report
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ALLEGION PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)
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Ireland	001-35971	98-1108930
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

Block D Iveagh Court Harcourt Road Dublin 2, Ireland
(Address of principle executive offices, including zip code)

Chris Muhlenkamp Senior Vice President - Global Operations and Integrated Supply Chain (317) 810-3700
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
On December 1, 2013, Allegion plc (“Allegion”) became a stand-alone public company after Ingersoll-Rand plc (“IR”) completed the separation of its commercial and residential security businesses from the rest of IR (the “Spin-off”). For purposes of this Form SD, the “Company” includes IR with respect to the work performed prior to the Spin-off and Allegion for the work performed following the Spin-off.
The Company has conducted a reasonable country of origin inquiry regarding the minerals specified by Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “conflict minerals”) necessary to the functionality or production of products manufactured or contracted to manufacture by Allegion for the fiscal year ended December 31, 2013. The Company exercised due diligence on the source and chain of custody of its conflict minerals using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.
Allegion has filed a Conflict Minerals Report as exhibit 1.01 to this report and has made this report publicly available at: http://www.allegion.com/corp/en/investor-relations.
Item 1.02 Exhibit
The exhibit required by this specialized disclosure report is attached hereto as Exhibit 1.02.
Section 2 - Exhibits
Item 2.01 Exhibits

Exhibit	Description
1.02	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALLEGION PUBLIC LIMITED COMPANY
(Registrant)

/s/ Chris Muhlenkamp	June 2, 2014
Chris Muhlenkamp Senior Vice President - Global Operations and Integrated Supply Chain	(Date)